Exhibit 1

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Month 2012 Results and Declares Quarterly Dividend

Athens, Greece – February 20, 2013 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve month period ended December 31, 2012. The Company’s Board of Directors also declared a quarterly dividend of $0.05 per share for the fourth quarter of 2012.

Summary of Fourth Quarter 2012 Results

•

Net revenue for the fourth quarter of 2012 increased by 8% to $46.4 million from $42.9 million, during the same period in 2011.

•

Net income for the fourth quarter of 2012 increased by 36% to $32.2 million from $23.6 million, during the same period in 2011. Adjusted net income1 for the fourth quarter of 2012 decreased by 15% to $20.5 million from $24.0 million, during the same period in 2011.

•

EBITDA2 for the fourth quarter of 2012 increased by 39% to $43.9 million from $31.7 million during the same period in 2011. Adjusted EBITDA1 for the fourth quarter of 2012 increased marginally at $32.2 million from $32.1 million during the same period in 2011.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the fourth quarter of 2012 was $0.42 and $0.27, respectively, calculated on a weighted average number of shares of 76,665,956, compared to $0.33 and $0.34, respectively, during the fourth quarter of 2011, calculated on a weighted average number of shares of 70,894,420.

•

The Company’s Board of Directors declared a dividend of $0.05 per share for the fourth quarter of 2012.

__________________________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency.  See Table 1.

2 EBITDA represents net income before interest, income tax expense, depreciation and amortization.

See Table 1.

Summary of Twelve Month Period Ended December 31, 2012 Results

•

Net revenue for the twelve month period ended December 31, 2012 increased by 9% to $184.3 million from $168.9 million during the same period in 2011.

•

Net income for the twelve month period ended December 31, 2012 increased by 7% to $96.1 million from $89.7 million during the same period in 2011. Adjusted net income for the twelve month period ended December 31, 2012 decreased by 13% to $89.8 million from $102.8 million, during the same period in 2011.

•

EBITDA for the twelve month period ended December 31, 2012 increased by 16% to $137.5 million from $118.2 million during the same period in 2011. Adjusted EBITDA for the twelve month period ended December 31, 2012 decreased marginally to $131.2 million from $131.3 million during the same period in 2011.

•

EPS and Adjusted EPS for the twelve month period ended December 31, 2012 was $1.27 and $1.19, respectively, calculated on a weighted average number of shares of 75,468,465, compared to $1.29 and $1.48, respectively, during the same period in 2011, calculated on a weighted average number of shares of 69,463,093.

Fleet and Employment Profile

In December 2012, citing excessive construction delays, the Company exercised its termination right under an agreement for the construction, sale and delivery by a shipyard to the Company of an 180,000 dwt, Capesize class newbuild vessel  and delivered demands for a refund for the full amount of advances paid by the Company under such agreement, with interest, to each of the shipyard and the relevant refund guarantor (a bank rated Aa3 by Moody’s Investor Services) pursuant to such agreement and the associated refund guarantees, respectively. In response, in January 2013, the Company received a notice of arbitration and initiated arbitration proceedings in London, England, with the shipyard.  The arbitration dispute remains ongoing.  The shipyard alleges that the Company’s termination constitutes a breach of the agreement and argues that the Company is not entitled to a refund of any of the $31.8 million in advances paid, or interest.  The Company has classified the $31.8 million in advances as Other current assets.  The Company is and will continue vigorously pursuing the arbitration and believes that the merits in this dispute rest in the Company’s favor. However, arbitration is inherently uncertain and the Company cannot provide assurance that it will prevail.

In December 2012, the Company took early redelivery of the Martine, ahead of the contracted earliest redelivery date of January 21, 2014. In connection with this early redelivery, the Company recognized early redelivery income of $8.5 million, consisting of cash compensation paid by the relevant charterer of $8.6 million, net of commissions, less accrued revenue of $0.1 million. The Company employs the Martine in the spot market.

In December 2012, the Company took early redelivery of the Maria, ahead of the contracted earliest redelivery date of February 24, 2014. In connection with this early redelivery, the Company recognized early redelivery income of $3.2 million, consisting of cash compensation paid by the relevant charterer of $3.4 million, net of commissions, less accrued revenue of $0.2 million. The Company employs the Maria in the spot market.

In December 2012, the Company agreed with the charterer of the Maritsa the early termination of a charter party of which the contracted earliest redelivery date was January 29, 2015. The vessel was redelivered to the Company in January 2013, whereupon the Company received cash compensation of $13.1 million. The Company employs the Maritsa with the same charterer in the period time charter market.

In January 2013, the Company acquired and took delivery of the Paraskevi, a second-hand, 74,300 dwt, Japanese, 2003-built, Panamax class vessel, for a purchase price of $13.8 million. The Paraskevi was delivered to the Company with dry-docking and special survey passed.

In January 2013, the Company contracted to acquire the Pedhoulas Commander, a second-hand, 83,700 dwt, Japanese, 2008-built, Kamsarmax class vessel, for a purchase price of $19.4 million. The Company believes that it will take delivery of Pedhoulas Commander sometime in March 2013.

In January 2013, the Company agreed to a new scheduled delivery of Hull 1659, to be in the first half of 2014, instead of the initial scheduled delivery in the second half of 2013.

As of February 15, 2013, the Company’s operational fleet, was comprised of 25 drybulk vessels with an average age of 4.8 years and an aggregate carrying capacity of 2.28 million dwt. The 25-vessel fleet consists of seven Panamax class vessels, six Kamsarmax class vessels, 10 Post-Panamax class vessels and two Capesize class vessels, and each such vessel was built post 2003.

As of February 15, 2013, the Company, has contracted to acquire six additional drybulk newbuild vessels and one secondhand vessel, with deliveries scheduled at various times through 2015. The orderbook consists of three newbuild Panamax vessels, two Post-Panamax vessels and one Capesize vessel. The secondhand vessel is Kamsarmax.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of February 15, 2013:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
Current Fleet
Panamax
Maria	76,000	2003	Japan	6,250	Feb 2013 – Mar 2013
Koulitsa	76,900	2003	Japan	8,500	Dec 2012 – Feb 2014
Paraskevi	74,300	2003	Japan	8,000	Jan 2013 – Apr 2013
Vassos	76,000	2004	Japan	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	Japan	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	Japan	8,000	Jan 2013 – Dec 2014
Efrossini	75,000	2012	Japan	14,800 9,500	Nov 2012 – Feb 2013 Mar 2013 –May 2013

Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	18,350	Aug 2011 – Jul 2013
Pedhoulas Trader	82,300	2006	Japan	41,850 BPI + 6.5% (4)	Aug 2008 – Jul 2013 Aug 2013 – Jul 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 – May 2014
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012 – Nov 2013
Pedhoulas Fighter	81,600	2012	China	(BPI+4%)-1,000(5)	Aug 2012 – Sep 2013
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012 – Sep 2013

Post-Panamax
Stalo	87,000	2006	Japan	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 – Dec 2013
Sophia	87,000	2007	Japan	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 – Mar 2015
Martine	87,000	2009	Japan	8,500	Jan 2013 – Mar 2013
Andreas K	92,000	2009	South Korea	10,000	Dec 2012 – Feb 2014
Panayiota K	92,000	2010	South Korea	6,000	Dec 2012 – Feb 2013
Venus Heritage	95,800	2010	Japan	7,200	Feb 2013 – Mar 2013
Venus History	95,800	2011	Japan	12,000	Sep 2012– Jan 2013
Venus Horizon	95,800	2012	Japan	9,500	Feb 2013 – Apr 2013

Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Subtotal	2,282,400
Orderbook
Newbuilds
Panamax
Hull No. 814	75,000	2H 2013	Japan
Hull No. 1659	76,600	1H 2014	Japan
Hull No. 1660	76,600	1H 2014	Japan

Post-Panamax
Hull No. 2396	84,000	2H 2015	Japan
Hull No. 2397	84,000	2H 2015	Japan

Capesize
Hull No. 8126	181,000	1H 2014	Japan	24,376 (6)	Jan 2014 – Jan 2024

Second-hand
Kamsarmax
TBN Pedhoulas Commander	83,700	2008(7)	Japan
Subtotal	660,900
Total	2,943,300

1)

For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus to compensate for vessel repositioning.

3)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 15, 2013, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter with a forward delivery date in August of 2013 at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.

5)

A period time charter at a gross daily charter rate linked to the BPI plus a premium of 4%.  Net daily charter rate payable will be reduced by an amount equal to $1,000 per day.

6)

The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.  The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

7)

Vessel is scheduled to be delivered to the Company in March 2013.

As of February 15, 2013, the contracted employment of fleet ownership days was:

2013 (remaining) ……………….....60%

2013 (full year) ……………………65%

2014 …..…………………………...26%

                                      2015

…..…………………………..13%

Capital expenditure requirements and liquidity as of February 15, 2013

As of February 15, 2013, the remaining capital expenditure requirements to shipyards or sellers, net of commissions for the delivery of the six newbuild and one secondhand vessel, amounted to $193.5 million, of which $68.1 million is scheduled to be paid in 2013, $74.2 million in 2014 and $51.2 million in 2015. We anticipate satisfying these capital expenditure requirements from existing cash and time deposits, borrowings against our long-term floating rate note investment, cash surplus from operations and existing revolving credit facilities and commitments.

As of February 15, 2013, the Company had $47.0 million in cash and short-term time deposits, $22.8 million in short-term restricted cash, $3.9 million in long-term restricted cash, $68.9 million available under existing revolving credit facilities and $40.0 million undrawn availability against our $50.0 million floating rate note.

Apart from the above loan and credit facilities and commitments, the Company utilizes cash flows from operations generated by its contracted period time charters. The Company has also the ability to borrow additional amounts secured by two existing debt-free vessels, six newbuild vessels and one second-hand vessel, on which additional financing may be contracted, upon delivery of such vessels to the Company as and if required.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.05 per share payable on or about March 8, 2013 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on March 4, 2013.

The Company has 76,670,460 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, the Company may reduce or not pay dividends in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared our nineteenth consecutive dividend since our IPO in the amount of $0.05 per share. The last quarter we were focused on reducing our counter party risk through early redeliveries while strengthening our cash position. We are also focused on attractive secondhand acquisitions to better position ourselves before the next shipping cycle.”

 Conference Call

On Thursday, February 21, 2013 at 9:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 28, 2013 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2012 Results

Net income increased by 36% to $32.2 million for the fourth quarter of 2012 from $23.6 million for the same period in 2011, mainly due to the following factors:

Net revenues: Net revenues increased by 8% to $46.4 million for the fourth quarter of 2012, compared to $42.9 million for the same period in 2011, mainly due to an increased number of operating days. The Company operated 23.6 vessels on average during the fourth quarter of 2012, earning a time charter equivalent rate, or TCE3 of $20,845, compared to 17.41 vessels and a TCE rate of $26,330 during the same period in 2011.

Vessel operating expenses: Vessel operating expenses increased by 36% to $9.8 million for the fourth quarter of 2012, compared to $7.2 million for the same period in 2011. The increase in operating expenses is attributable to the increase in ownership days by 36% to 2,171 days for the fourth quarter of 2012 from 1,602 days for the same period in 2011. Daily vessel operating expenses increased slightly by 0.5% to $4,511 for the fourth quarter of 2012 compared to $4,487 for the same period in 2011.

Depreciation: Depreciation increased by 33% to $8.8 million for the fourth quarter of 2012, compared to $6.6 million for the same period in 2011, as a result of the increase in the average number of vessels owned and operated by the Company during the fourth quarter of 2012.

Early redelivery income: During the fourth quarter of 2012, the Company recorded $11.7 million of early redelivery income, versus $0.1 million for the same period in 2011. Early redelivery income recorded in the fourth quarter of 2012 as a result of the early termination of the charter party agreements of the Maria and Martine.

Interest expense: Interest expense increased by 93% to $2.9 million for the fourth quarter of 2012, compared to $1.5 million for the same period in 2011, as a result of the increase in the average amount of loans and credit facilities by the Company during the fourth quarter of 2012.

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3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2011	2012	2011	2012
REVENUES:
Revenues	43,715	47,191	172,036	187,557
Commissions	(798)	(828)	(3,128)	(3,261)
Net revenues	42,917	46,363	168,908	184,296
EXPENSES:
Voyage expenses	(947)	(1,379)	(1,987)	(7,286)
Vessel operating expenses	(7,188)	(9,793)	(26,066)	(34,540)
Depreciation	(6,571)	(8,755)	(23,637)	(32,250)
General and administrative expenses	(2,471)	(2,741)	(8,489)	(9,946)
Early redelivery income	106	11,677	207	11,677
Operating income	25,846	35,372	108,936	111,951
OTHER (EXPENSE) / INCOME:
Interest expense	(1,510)	(2,885)	(5,250)	(9,072)
Other finance costs	(187)	(243)	(1,055)	(1,268)
Interest income	259	288	1,046	1,122
(Loss)/gain on derivatives	(175)	65	(12,491)	(5,384)
Foreign currency loss	(390)	(15)	(799)	(3)
Amortization and write-off of deferred finance charges	(290)	(359)	(653)	(1,226)
Net income	23,553	32,223	89,734	96,120

Earnings per share	0.33	0.42	1.29	1.27
Weighted average number of shares	70,894,420	76,665,956	69,463,093	75,468,465

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2011	December 31, 2012
ASSETS
Cash, time deposits & restricted cash	28,121	125,524
Other current assets	9,838	46,305
Vessels, net	655,356	810,001
Advances for vessel acquisition and vessels under construction	122,307	39,902
Restricted cash non-current	5,423	3,923
Long-term investment	50,000	50,000
Other non-current assets	6,226	6,559
Total assets	877,271	1,082,214

LIABILITIES AND EQUITY
Current portion of long-term debt	18,486	19,199
Other current liabilities	33,187	28,294
Long-term debt, net of current portion	465,805	596,468
Other non-current liabilities	27,951	12,397
Shareholders’ equity	331,842	425,856
Total liabilities and equity	877,271	1,082,214

Fleet Data

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
	2011	2012	2011	2012

FLEET DATA
Number of vessels at period end	18	24	18	24
Average age of fleet (in years)	4.29	4.50	4.29	4.50
Ownership days (1)	1,602	2,171	5,992	7,716
Available days (2)	1,594	2,158	5,976	7,703
Operating days (3)	1,588	2,154	5,962	7,654
Fleet utilization (4)	99.1%	99.2%	99.5%	99.2%
Average number of vessels in the period (5)	17.41	23.60	16.42	21.08

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$26,330	$20,845	$27,932	$22,979
Daily vessel operating expenses (7)	$4,487	$4,511	$4,350	$4,476

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates (“TCE rates”) represent our charter revernues less commissions and voyage expenses during a certain period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2011	2012	2011	2012
Net Income - Adjusted Net Income
Net Income	23,553	32,223	89,734	96,120
Less Early redelivery income	(106)	(11,677)	(207)	(11,677)
Plus Loss/(gain) on derivatives	175	(65)	12,491	5,384
Plus Foreign currency loss	390	15	799	3
Adjusted Net Income	24,012	20,496	102,817	89,830

EBITDA - Adjusted EBITDA
Net Income	23,553	32,223	89,734	96,120
Plus Net interest expense	1,251	2,597	4,204	7,950
Plus Depreciation	6,571	8,755	23,637	32,250
Plus Amortization	290	359	653	1,226
EBITDA	31,665	43,934	118,228	137,546
Less Early Redelivery Income	(106)	(11,677)	(207)	(11,677)
Plus Loss/(gain) on derivatives	175	(65)	12,491	5,384
Plus Foreign currency loss	390	15	799	3
ADJUSTED EBITDA	32,124	32,207	131,311	131,256

EPS – Adjusted EPS
Net Income	23,553	32,223	89,734	96,120
Adjusted net income	24,012	20,496	102,817	89,830
Weighted average number of shares	70,894,420	76,665,956	69,463,093	75,468,465
EPS	0.33	0.42	1.29	1.27
Adjusted EPS	0.34	0.27	1.48	1.19

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects of early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 25 drybulk vessels, all built post-2003, and the Company has contracted to acquire six additional drybulk newbuild vessels and one secondhand to be delivered at various times through 2015.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com